Exhibit 99.1

SciSparc-Clearmind Collaboration Leads to Publication of European Patent
for Psychedelic-Based Combination Therapy for Cocaine Addiction

AVIV, Israel, May 12, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that its collaboration with Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind”) has led to the publication of a European patent application by the European Patent Office. The patent application relates to a combination treatment using Clearmind’s 5-methoxy-2-aminoindane (“MEAI”) and SciSparc’s Palmitoylethanolamide for the treatment of cocaine addiction.

The patent is based on preclinical trial results led by Professor Gal Yadid and his team at the Gonda Multidisciplinary Brain Research Center at Bar-Ilan University in Israel. These results followed an earlier trial in which animals treated with MEAI exhibited a significant reduction in cocaine-induced craving.

Building on these findings, further research assessed whether MEAI’s effect on drug-seeking behavior extends to natural rewards, as reward-based reinforcement is a fundamental survival mechanism across species. The study produced positive results, demonstrating that while MEAI reduced cocaine-seeking behavior, it did not impair the rats’ response to natural rewards, such as sucrose. This suggests that MEAI’s effect on drug craving is not linked to the general reward system but rather specifically targets drug-related compulsions.

This latest publication adds to multiple patent applications already filed in the U.S. and other global territories as part of the ongoing SciSparc-Clearmind collaboration.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

About Clearmind Medicine Inc. (Nasdaq: CMND) (FSE: CWY)

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. Clearmind’s intellectual portfolio currently consists of 19 patent families including 31 granted patents. For further information visit: https://www.clearmindmedicine.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when discussing the potential effect of MEAI on drug craving . Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055